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                       [Letterhead of Riordan & McKinzie]



                                                           Timothy L. Buchmiller
                                                                  (213) 229-8502

February 1, 1999


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:     Ms. Julie Hoffman
               Mail Stop 4-6

        Re:    Maxwell Technologies, Inc.

Ladies and Gentlemen:

     On behalf of our client, Maxwell Technologies, Inc. (the "Registrant"), we hereby respectfully request the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of the Registrant's Registration Statement on Form S-4 (No. 333-68067)(the "Registration Statement"). The Registrant and its advisors have determined that it is in the best interests of the Registrant to withdraw the Registration Statement and to instead issue the securities pursuant to the exemption from registration provided by Section 3(a)(10) of the Securities Act of 1933, as amended.

     If you have any questions or comments, please contact me at the above-referenced number or Tom Waldman at (213) 229-8434.


                                             Very truly yours,

                                             /s/ Timothy L. Buchmiller

                                             Timothy L. Buchmiller